Petrohawk Energy Corporation

1000 Louisiana, Suite 5600

Houston, Texas 77002

Telephone (832) 204-2700

June 2, 2009

Mr. H. Roger Schwall

Assistant Director

U. S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

RE:	Petrohawk Energy Corporation (the “Company”)

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Filed April 2, 2009

Schedule 14A

Filed April 27, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Filed May 6, 2009

Response Letter Filed April 24, 2009

File No. 1-33334

Dear Mr. Schwall:

Thank you for the comments included in your letter dated May 19, 2009. I am providing the enclosed responses on behalf of the Company. Each of your comments is reproduced below, with specific responses following each comment.

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Full Cost Ceiling Limitation, page 40

1.	We note your response to our prior comment number one. Your response indicates that you intend to provide investors with the information requested in your next annual report. We note that your previously filed Form 10-Qs provide investors with updated information with respect to any changes in your Critical Accounting Policies and Estimates. Please clarify to us whether you intend to provide investors the expanded disclosure you describe in your response in your next Form 10-Q or otherwise explain why you don’t believe any update is necessary.

Mr. H. Roger Schwall

June 2, 2009

Response:

We will include in our next Form 10-Q the expanded disclosure we described in our previous response.

Engineering Comments

2.	We have reviewed your response to our prior comments two and three from our letter dated April 17, 2009. Please provide us with the following information:

•	Your capital budget for 2009 and 2010.

•	Your development plan for your proved undeveloped properties, that includes your planned time line to develop your remaining inventory of proved undeveloped reserves.

•	An analysis that supports your conclusion that your development plan is reasonably certain.

Response:

Set forth in Appendix A (which has been separately provided in hardcopy pursuant to a request for confidential treatment) is a table that reflects, by geographic area, the Company’s total capital expenditures budgeted for 2009, development plans for proved undeveloped reserves at December 31, 2008 for each of the five years 2009 through 2013, the anticipated percentage of such proved undeveloped reserves that will developed in accordance with such plans on a yearly and cumulative basis and the estimated remaining development costs at the end of such five year period.

A capital expenditures budget for each year is ordinarily approved by the Company’s board of directors during November or December of the preceding year. Accordingly, the Company has not yet adopted a capital expenditures budget for 2010. The data reflected in the table beyond calendar year 2009 is an extension of the 2009 capital expenditures budget, compiled for internal planning purposes and utilizing the same methodologies utilized in preparing the 2009 capital expenditures budget.

The Company’s development planning focuses on fulfilling drilling obligations associated with various lease terms and the timely development of proved undeveloped reserves with a sufficient level of expenditures directed to exploration drilling to achieve long-term growth in production and reserves. The Company constructs its development plans in conjunction with a comprehensive evaluation of all relevant data for each operating area and taking into account drilling and completion costs, lease expirations, and a variety of other factors customarily utilized in our industry, including current and expected financial resources and expected return on invested dollars. With respect to non-operated wells in each

Mr. H. Roger Schwall

June 2, 2009

area, forecasted expenditures are based upon historical experience and current expectations supported, as appropriate, by data supplied by the operator (approximately 90% of the Company’s proved undeveloped reserves and future development costs are in leases and drilling units that the Company operates). The Company continually refines its development plans as additional information becomes available and as circumstances warrant.

You will note that the Company’s development plans include the development within five years of the substantial majority of its proved undeveloped reserves at December 31, 2008. The Company believes that its development plan provides reasonable certainty that these proved undeveloped reserves will be developed. In this regard, note that the estimated capital expenditures associated with proved undeveloped reserves for the five year period amount to less, in the aggregate, than the Company’s 2009 capital expenditures budget. As you will note from the other responses contained herein and from the disclosures contained in the filings that you have reviewed, the Company currently maintains substantial capital availability, has expressed its intention to maintain substantial financial flexibility in the future and has demonstrated the ability to do so recently, having raised in excess of $3.5 billion in debt and equity capital during 2008 and through first quarter of 2009.

3.	We note that in your recent phone conversation with our oil and gas engineer, James Murphy, you indicated your capital budget in 2009 was approximately $1.3 billion. Tell us the amount you have budgeted for drilling in the Haynesville Shale, the amount for facilities and infrastructure there and the amount for other projects and their general nature. In addition, you stated that the Board of Directors required a certain amount to be held in reserve at all times. Please tell us how this affects your capital requirements. Please tell us if the amount allocated for drilling in the Haynesville Shale will be enough to hold the leases in this area in 2009 and 2010, and if not, the source and amount of other funds that will be needed.

Response:

Appendix A breaks down the 2009 capital expenditure budget by area/project. The total amount dedicated to facilities and infrastructure is reflected in the Hawk Field Services line item. The Company’s Board of Directors currently requires that the Company maintain approximately $425 million of available liquidity. The Board of Directors determination as to the maintenance of a specific level of liquidity is based upon current circumstances, influenced by a variety of factors, and is subject to change at any time. As noted in the response to comment number two, the Company intends to maintain substantial financial flexibility consistent with this requirement, as it may change from time to time.

Appendix B (which has been separately provided in hardcopy pursuant to a request for confidential treatment) sets forth the budgeted capital that the Company expects, on the basis of its field-wide development plan, to be sufficient to maintain its leases in the Haynesville Shale.

Mr. H. Roger Schwall

June 2, 2009

4.	Please tell us your anticipated source of funds that are required to develop your remaining inventory of proved undeveloped reserves assuming there are no changes in the current economic environment.

Response:

The Company believes that cash, marketable securities, cash flows from operations and borrowings under the Company’s revolving credit facility will be sufficient to fund development the Company’s inventory of proved undeveloped reserves at December 31, 2008, in accordance with the development plan set forth in Appendix A and to fund the amounts budgeted for drilling in the Haynesville Shale set forth in Appendix B, in each case assuming there are no changes in the current economic environment.

5	Please compare and contrast the timing of your capital needs with your development plan, which we requested in our comment above. Additionally, indicate whether or not you currently have sufficient, working capital, and/or financing available to pay for your development during and through the end of your development time-line.

Response:

Appendix A sets forth the timing of capital needs in accordance with the Company’s development plan for proved undeveloped reserves at December 31, 2008. The Company’s belief regarding the sufficiency of its capital resources as they relate to development of proved undeveloped reserves at December 31, 2008, and as necessary to maintain leases in the Haynesville Shale, is contained in the response to comment number four. Please note that, in addition to the above, the Company believes that it has the current ability to raise additional equity and debt capital in the event that cash flows and available borrowing capacity are insufficient to maintain sufficient available liquidity or to fund the Company’s anticipated capital requirements for the foregoing purposes.

6.	We note that you estimated future development costs of your proved developed reserves are close to $1.7 billion in your Standardized Measure. Please compare and contrast the estimate in your standardized measure to your current capital budget of $1.3 billion.

Response:

Total future development costs reported in the standardized measure are nearly $1.7 billion. The substantial majority of this amount is attributable to proved undeveloped reserves, with respect to which approximately $77 million is included in the Company’s 2009 capital expenditures budget. See Appendix A for information regarding the remaining amount of our planned development expenditures.

Mr. H. Roger Schwall

June 2, 2009

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Finally, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information that we provide to the staff of the Division of Corporation Finance in your review of our filings and in response to your comments.

We appreciate your comments and your prompt attention to our responses. If you have any questions or further comments, I can be reached at (832) 204-2772.

Very truly yours,

/s/ DAVID S. ELKOURI
David S. Elkouri
Executive Vice President,
General Counsel and Secretary